SUB-ITEM 77D

Technology  Series,  a  series  of  MFS/Sun  Life  Series  Trust,   changed  its
fundamental investment policy concerning concentration to:

         "The Series may not purchase any securities of an issuer in a particular industry if as a result 25% or more of its total assets (taken at market value at the time of purchase) would be invested in securities of issuers whose principal business activities are in the same industry, provided however, that the Series will invest at least 25% of its total assets in the securities of issuers principally engaged  in  offering,  using  or  developing  products,  processes  or services that will provide or will benefit significantly from technological advances and improvements."

The effective date of the foregoing amendments will be November 15, 2006.

In addition, effective November 15, 2006, the first sentence of the first paragraph in the Section of the Series' Prospectus entitled "I-Risk Return Summary-Principal Investment Policies and Strategies" is hereby restated as follows:

         "The Series invests, under normal market conditions, at least 80% of its net assets in securities of issuers principally engaged in offering, using or developing products, processes or services that will provide or will benefit significantly from technological advances and improvements."

Both changes are described in the supplement as filed with the Securities and Exchange Commission via EDGAR on September 8, 2006, under Rule 497 under the Securities Act of 1933. Such description is incorporated herein by reference.